March 25, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Ms. Barbara C. Jacobs
Mr. Matthew Crispino

Re:                                                     Acceleration Request

2U, Inc.

Registration Statement on Form S-1

(File No. 333-194079)

Requested Date:                                                      March 27, 2014

Requested Time:                                                  4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of 2U, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-194079) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on March 27, 2014, or as soon thereafter as practicable.  The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that we have distributed approximately 3,900 copies of the Registrant’s Preliminary Prospectus dated March 17, 2014, to underwriters, dealers, institutions and others.

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above offering.

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Very truly yours,

Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
As representatives of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sam Shah
Name: Sam Shah
Title: Director